Exhibit 99.1

SCAILEX CORPORATION LTD (“Scailex”)

16th October 2007

The Securities Authority	Tel Aviv Stock Exchange Ltd
22 Kanfei Nesharim Street	54 Ahad Ha'am Street
Jerusalem 95464	Tel Aviv 65202
(Through the Magna)	(Through the Magna)

Dear Sirs,

Acquisition of Oil Refineries Shares

Scailex hereby announces that Petroleum Capital Holdings Ltd (“PCH”), a subsidiary under the control of Scailex (80.1%), has in the last two months (mid-August to mid-October) acquired in the aggregate a further 24,935,733 ordinary shares of NIS 1 n.v. in Oil Refineries Ltd (“ORL”), constituting approx. 1.25% of ORL’ share capital, on the Tel Aviv Stock Exchange. In consideration for those shares PCH has paid a total of approx. NIS 77.12 million, at an average price of NIS 3.093 per share.

Further to the said acquisition, PCH’s holdings in ORL have increased to 314,107,575 shares, constituting 15.71% of ORL’ issued share capital.

As stated in the Company’s immediate report of 10th May 2007, including the report supplementary thereto of 25th July 2007 (“the previous report”), on obtaining the requisite approvals (as defined in the previous report) PCH will enter into an agreement for the joint control of ORL together with the Israel Corporation Ltd, as set out in the previous report. It should be noted that the requisite approvals have not yet been obtained.

Scailex Corporation Ltd